

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Deborah Choate
Chief Financial Officer
Sequans Communications S.A.
19 Le Parvis
92073 Paris-La Défense, France

> **Re: Sequans Communications S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 1-35135**

Dear Ms. Choate:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   On page 6 of the 20-F, you state that a significant amount of your revenue is attributable to a small number of customers and that "Huawei" accounted for 16% of your revenue in 2012. The 2012 annual report of Huawei Investment & Holding Co., Ltd. ("Huawei Investment") identifies a number of wholly-owned subsidiaries of Huawei Investment using the name Huawei, including Huawei Technologies Co., Ltd. ("Huawei Technologies"). We note recent negative publicity regarding Huawei Technologies' operations in Iran and other sanctioned countries, including articles and other documents that refer to that company as "Huawei" and allege that Huawei Technologies assisted the Iranian regime in tracking opposition figures by installing tracking equipment for telecommunications providers in Iran. Iran is designated by the U. S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for your relationship with Huawei to have an

adverse impact upon your reputation and share value in light of the recent negative publicity regarding the activities of Huawei Technologies.

2. On page 32 of the 20-F, you disclose your revenue figures for the Europe, Middle East and Africa region, and on page 55 you disclose that you had between 141 and 163 employees in that region between 2011 and 2012. On page 2 of Exhibit 99.1 of the 6-K filed October 24, 2011, you state that "several OEMs and ODMs are preparing to ship products in 2012 using [your] new chips to serve operators in [locations including] Latin America." Cuba, Sudan and Syria, countries located in Latin America, Africa and the Middle East, are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

    Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint venture partners or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

3. Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Brett Cooper
       Orrick, Herrington & Sutcliffe LLP